SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to      .

Commission file number:      1-9047

A.      Full title of the Plan:

               The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               Independent Bank Corp.
               288 Union Street
               Rockland, Massachusetts  02370




                           As filed on August 1, 1996

Item 1. Financial Statements and Exhibits.

        (a)    Financial statements (filed in Exhibit 1 hereto);

                      Report of independent Public Accountants

                      Statements as to Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

                      Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995

                      Notes to Financial Statements

        (b)    Exhibits:

               1.     Financial statements required by Item 1(a)

               2.     Consent of independent auditors

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                   ROCKLAND TRUST COMPANY
                                                   EMPLOYEE SAVINGS AND
                                                   PROFIT SHARING PLAN AND
                                                   TRUST


July 31, 1996                                      /s/ S. Lee Miller
                                                       -------------
                                                       S. Lee Miller
                                                       Administrator


July 31, 1996                                      /s/ Richard J. Seaman
                                                       -----------------
                                                       Richard J. Seaman
                                                       Administrator


July 31, 1996                                      /s/ Raymond G. Fuerschbach
                                                       ----------------------
                                                       Raymond G. Fuerschbach
                                                       Administrator

                                    Exhibit 1

                              Financial Statements

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994
                         TOGETHER WITH AUDITORS' REPORT

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                      INDEX



                                                                                               PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                          1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1995 AND 1994                                                                  2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995                                       3

NOTES TO FINANCIAL STATEMENTS                                                                   4-7

ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1995              8-11

ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995                                                             12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Profit Sharing Committee of
The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits, with fund information, for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.







Boston, Massachusetts
May 10, 1996

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1995 AND 1994



                                     ASSETS


                                                                          1995          1994
INVESTMENTS, AT QUOTED MARKET VALUE (Note 3):
  Interest-bearing deposits (Note 3)                                  $   269,384   $   920,650
  Savings and certificates of deposit (Note 3)                          1,064,624       382,678
  U.S. Government securities                                            1,239,050     1,249,111
  Corporate-
    Obligations                                                           344,655       340,548
    Common stocks                                                       2,882,403     2,091,294
  Mutual funds-
    Bonds                                                                 829,554       389,727
    Equity                                                              2,268,091     1,417,485
                                                                      -----------   -----------

                                                                        8,897,761     6,791,493

CASH                                                                          378        37,711

ACCRUED INCOME RECEIVABLE                                                  81,052        51,427

LOANS TO PARTICIPANTS                                                     136,504       116,800

CONTRIBUTIONS RECEIVABLE FROM EMPLOYER (Notes 1 and 2)                     84,583        76,053
                                                                      -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS (Notes 2 and 5)                     $ 9,200,278   $ 7,073,484
                                                                      ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995




(1)   DESCRIPTION OF THE PLAN

      The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust (the Plan) was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. The major changes in the amendment affected vesting requirements, contributions and investment selections. The Plan covers employees of Rockland Trust Company (the Company or RTC) who meet specified eligibility requirements.

      Eligibility

      An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the Plan year). In order to share in the Company's contribution to the Plan for any year, a participant must:

      1. Have worked 1,000 or more hours during the year.

      2. Be employed by the Company on the last business day   of the year.
         However, those participants whose employment terminated during the year because of retirement under the Company's Retirement Plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company's contribution.

      Contributions

      Employees who participate in the Plan may defer up to 15% of their salary, on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pretax contributions by 50% of a participant's deferral, up to 6%. The Company may also make discretionary profit sharing contributions. No such contributions were made in 1995 and 1994.

      Benefits and Vesting

      The Plan's funds are 100% participant-directed, and participants are 100% vested in all funds immediately upon eligibility. Participants have the option of allocating their deferrals into five different investment choices, as follows: (1) Certificate of Deposit Fund, (2) Pathmark Growth Fund, (3) Wright Balanced Fund, (4) Pathmark Growth and Income Fund and
      (5) Independent Bank Corp. Stock Fund.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

                                   (Continued)


(1)   DESCRIPTION OF THE PLAN (Continued)

      Trustee

      The trustee for the Plan is the Trust Department of Rockland Trust Company (the Trustee).

      Loans to Participants

      Loans against participant accounts are permitted. There is a minimum loan amount of $500 and a maximum of 50% of the participants' account balances, up to $50,000.

      Priorities of the Plan upon Termination

      In the event of the termination or partial termination of the Plan, the Trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee's account as of the date of liquidation.

(2)   ACCOUNTING POLICIES

      The Plan recognizes contributions and investment income on the accrual basis. Expenses of operations are paid by the Company.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications

      Certain reclassifications have been made to prior year balances to conform with the current year's presentation.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

                                   (Continued)


(3)   INVESTMENTS

      Investments at December 31, 1995 and 1994, as shown in the accompanying financial statements, are stated at market value based on quoted market price.

      The Wright Balanced Fund consists of cash equivalents, mutual funds, common stocks, U.S. Government securities and corporate obligations. The Pathmark Growth Fund and Growth and Income Fund consist of cash equivalents and mutual funds. The Stock Fund consists of cash equivalents and Independent Bank Corp. common stock. The Certificate of Deposit Fund consists of cash equivalents, savings and bank certificates of deposit.

      Included in the investments in the accompanying statements of net assets available for benefits are the following securities for which the market value exceeds 5% of net Plan assets as of the beginning of the Plan year.


                                                                 Shares or      Current
     Plan Year              Description of Investment            Par Value       Value

December 31, 1995    Federated Max-Cap Fund #39                      28,635    $   386,002
                     Independent Bank Corp. Common Stock            192,578      1,420,260
                     Independent Bank Corp. CD                    1,064,622      1,064,622
                     Wright International Blue Chip Equity           27,276        402,867
                     Fund
                     Wright U.S. Treasury Near-Term Fund             41,764        436,434

December 31, 1994    Independent Bank Corp. Common Stock            179,194        940,768
                     Dreyfus Treasury Prime Cash Management,
                       Class A                                    1,120,750      1,120,750

(4)   FEDERAL INCOME TAX

      The Plan has a favorable determination letter from the Internal Revenue Service, dated March 15, 1995, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan continues to be tax-exempt.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

                                   (Continued)


(5)   PLAN OBLIGATIONS

      Plan obligations payable to terminated or retired employees who have requested payment and which are included in net assets available for benefits amounted to $5,500 at December 31, 1995.

(6)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 at December 31, 1995:

       Net assets available for benefits per the
         financial statements                            $  9,200,278
       Amounts allocated to withdrawing participants           (5,500)

              Net assets available for benefits per
              Form 5500                                  $  9,194,778

      The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500 at December 31, 1995:

       Benefits paid to participants per the financial
         statements                                      $    523,901
       Add--Amounts allocated to withdrawing
         participants at December 31, 1995                      5,500
                                                         ------------

              Benefits paid to participants per
              Form 5500                                  $    529,401
                                                         ============

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995



  Shares or                                                                            Quoted
  Par Value                    Issuer and Description                     Cost      Market Price

                WRIGHT BALANCED FUND CASH EQUIVALENTS:
  120,561         Federated U.S. Treasury Cash Reserves                $  120,561    $  120,561
                                                                       ----------    ----------

                WRIGHT BALANCED FUND GOVERNMENT AND AGENCIES:
  100,000         Federal Home Loan Banks, 8.60%, dated 1/25/90,
                    due 1/25/00                                            98,250       110,594
  100,000         U.S. Treasury Bonds, 8%, dated 8/16/76,
                    due 8/15/01                                            95,625       101,563

  250,000         U.S. Treasury Bonds, 8.25%, dated 5/15/75,
                    due 5/15/05                                           244,781       275,158

  100,000         U.S. Treasury Bonds, 8.750%, dated 11/15/78,
                    due 11/15/08                                           99,968       118,938

  100,000         U.S. Treasury Bonds, 9.125%, due 5/15/09                100,000       122,313
   50,000         U.S. Treasury Bonds, 10.750%, dated 1/4/83,
                    due 2/15/03                                            46,343        65,188

   75,000         U.S. Treasury Bonds, 10.750%, dated 7/2/85,
                    due 8/15/05                                            73,875       102,961

   50,000         U.S. Treasury Bonds, 11.625%, dated 9/29/82,
                    due 11/15/02                                           48,750        67,485

   75,000         U.S. Treasury Bonds, 11.625%, dated 10/30/84,
                    due 11/15/04                                           73,125       106,079

   50,000         U.S. Treasury Bonds, 11.75%, due 2/15/01                 47,313        63,985
   75,000         U.S. Treasury Bonds, 11.875%, due 11/15/03               74,672       104,790
                                                                      -----------   -----------

                                                                        1,002,702     1,239,054
                                                                      -----------   -----------
                WRIGHT BALANCED FUND CORPORATE OBLIGATIONS:
  200,000         *Rockland Trust Co., Capital Notes, 10%,
                     due 10/15/96 (2)                                     200,000       202,750

  140,500         *Rockland Trust Co., Capital Notes, 9.50%,
                     due 10/15/96 (2)                                     137,250       141,905
                                                                      -----------   -----------


                                                                          337,250       344,655
                                                                      -----------   -----------
                WRIGHT BALANCED FUND CORPORATE COMMON STOCKS:
    1,500         Alberto Culver Co., Class A                              47,483        45,750
    2,550         Bankcorp Hawaii Inc.                                     42,217        91,481
    1,300         Brown Forman Corp., Class B                              50,291        47,450
    2,000         Central & Southwest Corp.                                16,372        55,750
    1,300         Crane Co.                                                49,491        47,938
    2,400         Dean Foods Co.                                           45,944        66,000
      700         Eaton Corp.                                              40,117        37,538
    1,000         Exxon Corp.                                              10,350        80,500
    1,400               General Electric Co.                               27,822       100,800
    1,500         Great Lakes Chemical                                     20,856       108,000
   38,198         *Independent Bank Corp.                                 289,927       281,712


  The accompanying notes are an integral part of these supplemental schedules.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

                                   (Continued)


  Shares or                                                                            Quoted
  Par Value                    Issuer and Description                     Cost      Market Price
                WRIGHT BALANCED FUND CORPORATE COMMON
                STOCKS (Continued):
    1,200         Jefferson Pilot Corp.                                $   51,756    $    55,800
    1,400         Morton International, Inc. Ind.                          48,559         50,225
    1,600         Raytheon Co.                                             15,144         75,600
    1,400         Reebok International                                     49,084         39,550
    1,000         Rockwell International Corp.                             27,485         52,875
    1,050         Stanley Works                                            16,903         54,075
    1,600         Suntrust Banks Inc.                                      32,296        109,600
    2,400         Teco Energy Inc.                                         15,156         61,500
                                                                      -----------   ------------

                                                                          897,253      1,462,144
                                                                      -----------   ------------

                WRIGHT BALANCED FUND:
   27,276         Wright International Blue Chip Equities (1)             372,709        402,867
                                                                      -----------   ------------

                WRIGHT BALANCED FUND--BOND:
   41,764         Wright U.S. Treasury Near-Term Fund (1)                 430,533        436,434
                                                                      -----------   ------------

                        Total Wright Balanced Fund                      3,161,008      4,005,715
                                                                      -----------   ------------

                PATHMARK GROWTH FUND CASH EQUIVALENTS:
   69,334         Dreyfus Treasury Prime Cash Management, Class A          69,334         69,334
                                                                      -----------   ------------

                PATHMARK GROWTH FUND MUTUAL FUNDS:
   28,635         Federated Max-Cap Fund #39                              417,245        386,002
    8,818         Federated Stock Trust #019                              222,893        265,411
    8,431               Fidelity Blue Chip Growth Fund #312               230,551        259,415
    6,366         Fidelity Contrafund Inc. Fund #22                       256,666        242,041
   12,540         Fidelity Disciplined Equity Fund #315                   240,494        258,817
   13,315         Goldman Sachs Equity Select #117                        260,450        252,727
                                                                      -----------   ------------

                                                                        1,628,299      1,664,413
                                                                      -----------   ------------

                        Total Pathmark Growth Fund                      1,697,633      1,733,747
                                                                      -----------   ------------

                PATHMARK GROWTH AND INCOME FUND CASH EQUIVALENTS:
   19,404         Dreyfus Treasury Prime Cash Management, Class A          19,404         19,404
                                                                      -----------   ------------

  The accompanying notes are an integral part of these supplemental schedules.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

                                   (Continued)

  Shares or                                                                            Quoted
  Par Value                    Issuer and Description                     Cost      Market Price
                PATHMARK GROWTH AND INCOME FUND MUTUAL FUNDS:
    9,127         Federated Bond Fund #198 (formerly Fortress Bond     $   86,626    $   90,813
                  Fund)
    7,981               Federated GNMA Trust #16                           87,021        90,423
   10,079         Federated High Yield Trust #38                           89,615        90,708
    4,924               Federated Max-Cap Fund #39                         72,165        66,382
    2,219         Federated Stock Trust #019                               58,534        66,791
    2,198         Fidelity Blue Chip Growth Fund #312                      59,335        67,639
                                                                      -----------   -----------

                                                                          453,296       472,756

                PATHMARK GROWTH AND INCOME FUND MUTUAL FUND--BOND:
   11,346         Federated U.S. Government Securities 2-5 Year
                    Fund #47                                              116,841       121,176
                                                                      -----------   -----------


                        Total Pathmark Growth and Income Fund             589,541       613,336
                                                                      -----------   -----------

                INDEPENDENT BANK CORP. STOCK FUND CASH EQUIVALENTS:
   11,434         Federated U.S. Treasury Cash Reserves                    11,434        11,434
                                                                      -----------   -----------

                INDEPENDENT BANK CORP. STOCK FUND EQUITIES:
  192,578         *Independent Bank Corp.                               1,150,279     1,420,260
                                                                      -----------   -----------

                        Total Independent Bank Corp. Stock Fund         1,161,713     1,431,694
                                                                      -----------   -----------

                CERTIFICATE OF DEPOSIT FUND CASH EQUIVALENTS:
   35,089         Federated U.S. Treasury Cash Reserves                    35,089        35,089
                                                                      -----------   -----------

                CERTIFICATE OF DEPOSIT FUND SAVINGS AND CDS:
   61,441         *Rockland Trust Co., CD, 4.25%, dated 3/14/94,
                    due 3/14/97                                            61,441        61,441
   61,705         *Rockland Trust Co., CD, 4.5%, dated 3/14/94,
                    due 3/14/98                                            61,705        61,705
   32,091         *Rockland Trust Co., CD, 5%, dated 7/26/94,
                    due 7/26/98                                            32,091        32,091
   30,131         *Rockland Trust Co., CD, 6.46%, dated 2/1/95,
                    due 2/1/96                                             30,131        30,131
  104,870         *Rockland Trust Co., CD, 6.65%, dated 3/14/95,
                    due 3/14/97                                           104,870       104,870
  105,708         *Rockland Trust Co., CD, 6.71%, dated 2/1/95,
                    due 2/1/97                                            105,708       105,708
  105,822         *Rockland Trust Co., CD, 6.84%, dated 2/1/95,
                    due 2/1/98                                            105,822       105,822
  105,822         *Rockland Trust Co., CD, 6.84%, dated 2/1/95,
                    due 2/1/99                                            105,822       105,822

  The accompanying notes are an integral part of these supplemental schedules.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

                                   (Continued)


  Shares or                                                                            Quoted
  Par Value                    Issuer and Description                     Cost      Market Price
                CERTIFICATE OF DEPOSIT FUND SAVINGS AND CDS
                (Continued):
  105,102         *Rockland Trust Co., CD, 6.96%, dated 3/14/95,
                    due 3/14/98                                       $   105,102    $  105,102

  144,031         *Rockland Trust Co., CD, 7%, dated 3/14/95, due
                    6/14/96                                               144,031       144,031

  207,899         *Rockland Trust Co., CD, 7%, dated 5/12/95, due
                    8/12/96                                               207,899       207,899
                                                                      -----------   -----------

                                                                        1,064,622     1,064,622
                                                                      -----------   -----------

                        Total Certificate of Deposit Fund               1,099,711     1,099,711
                                                                      -----------   -----------

                LOAN FUND:
   13,562         Cash equivalents                                         13,562        13,562
                  Loans to participants, interest rates from 6% to 9%     136,500       136,500
                                                                      -----------   -----------

                        Total Loan Fund                                   150,062       150,062
                                                                      -----------   -----------

                        Total investments held at December 31, 1995    $7,859,668    $9,034,265
                                                                       ==========    ==========


  The accompanying notes are an integral part of these supplemental schedules.


(1) Exceeds 5% of Plan net assets.
(2) The market price of Rockland Trust Company capital notes is determined quarterly by an independent third party.
* Party-in-interest to the Plan. Such investments include $3,111,249 of employer securities.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                          Purchases                    Sales            Gain
       Identity of Party              Number     Amount         Number      Amount     (Loss)
Dreyfus Treasury Prime Cash
  Management Class A                   168     $  710,211        123     $1,546,063    $      -
Wright Near-Term Bond Fund               2        300,000          1        150,000        (441)
Fed. U.S. Treasury Cash Res. #125      183      2,591,749        106      2,396,303           -
Federated Max-Cap Fund #39               6        511,352         11         22,083         140
*Independent Bank Corp. Common
  Stock                                 35        450,225         28         75,505       9,362
*Independent Bank Corp. CD               9        987,020          2        117,032           -
Wright Int'l. Blue Chip Equities         3        372,709          -              -           -
Goldman Sachs Capital                    3        264,978          2        266,255       1,277

    *Party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.

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